UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLACK BOX CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

091826 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

R. Terry Blakemore
President and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
(724) 873-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Christopher H. Gebhardt, Esq.	Ronald Basso, Esq.
General Counsel	Buchanan Ingersoll & Rooney PC
Black Box Corporation	One Oxford Centre, 20th Fl.
1000 Park Drive	Pittsburgh, PA 15219
Lawrence, PA 15055	(412) 562-8800
(724) 873-6722

CALCULATION OF FILING FEE

Transaction Value*	Filing Fee**

$20,625,444	$633.20

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 800,915 shares of the common stock of Black Box Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$633.16	Filing party:	Black Box Corporation
Form or Registration No.:	005-42953	Date filed:	November 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 19, 2007 relating to the offer by the Company (the “Offer”) to amend or replace certain options (the “Eligible Options”) to purchase shares of Black Box Common Stock which: (i) have exercise prices per share that were less than the fair market value per share of the Black Box Common Stock underlying the option on the option’s measurement date for tax purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004 and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. Capitalized terms used in this Amendment without being defined in this Amendment have the meanings given to them in the Schedule TO.

The purpose of this Amendment is to correct, due to rounding error, the number of Eligible Options from 800,858 to 800,915 and to make corrections resulting therefrom.

Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(b)  Securities.  The last sentence of the first paragraph of Item 2(b) of the Schedule TO is amended by changing the number “800,858” to “800,915.”

ITEM 11.	ADDITIONAL INFORMATION.

(b)  Other Material Information.  References in the Offering Memorandum to the number of Eligible Options is hereby changed from “800,858” to “800,915,” and the percentage of Eligible Options to outstanding shares of Black Box Common Stock is hereby amended from “4.52%” to “4.53%.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended to add the following exhibit:

Exhibit
Number		Description

99	.(a)(1)(J)	Email Regarding Revised Election Form for Black Box Stock Options Tender Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: November 21, 2007

BLACK BOX CORPORATION

By:	/s/ Michael McAndrew
Michael McAndrew
Vice President, Chief Financial Officer, Treasurer
and Secretary (Principal Accounting Officer)

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